UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000
                                   -----------------

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the transition period from ________________ to_____________________


Commission file number 1-12541
                       -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         INVERNESS CASTINGS GROUP, INC. HOURLY EMPLOYEES' RETIREMENT PLAN AND TRUST

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

         ATCHISON CASTING CORPORATION
         400 South Fourth Street
         Atchison, Kansas  66002

    Inverness Castings Group, Inc. Hourly Employees' Retirement Plan & Trust

    Financial Statements as of and for the Years Ended December 31, 2000 and 1999, Supplemental Schedules as of and for the Year Ended December 31, 2000, and Independent Auditors' Report



INVERNESS CASTINGS GROUP, INC.
HOURLY EMPLOYEES' RETIREMENT PLAN & TRUST

TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------


                                                                                                     Page

INDEPENDENT AUDITORS' REPORT                                                                           1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits                                                     2

   Statements of Changes in Net Assets Available for Benefits                                          3

   Notes to Financial Statements                                                                      4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000:

   Form 5500, Schedule H, Part IV, Line 4a and 4d - Schedule of Nonexempt Transactions                 9

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment
     Purposes at the End of Year                                                                      10


Note:Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and Participants
  Inverness Castings Group, Inc. Hourly Employees' Retirement Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the Inverness Castings Group, Inc. Hourly Employees' Retirement Plan & Trust (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
Kansas City, Missouri

June 18, 2001


INVERNESS CASTINGS GROUP, INC.
HOURLY EMPLOYEES' RETIREMENT PLAN & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------------------------------------------------


                                                                               2000              1999

ASSETS:
  Investments:
   Mutual funds                                                             $4,329,552        $4,660,529
   Guaranteed interest account                                                 269,050           113,536
   Participant loans                                                           213,986           168,530
                                                                            ----------        ----------

       Total investments                                                     4,812,588         4,942,595
                                                                            ----------        ----------

Receivables:
  Employer contribution                                                         69,480           161,583
  Participants' contributions                                                   21,606            20,712
                                                                            ----------        ----------

       Total receivables                                                        91,086           182,295
                                                                            ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                                           $4,903,674        $5,124,890
                                                                            ==========        ==========


See notes to financial statements.


INVERNESS CASTINGS GROUP, INC.
HOURLY EMPLOYEES' RETIREMENT PLAN & TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000 AND 1999

-----------------------------------------------------------------------------------------------

ADDITIONS:                                                               2000           1999
  Investment income:
    Net appreciation (depreciation) in fair value of investments    $  (277,987)   $   369,158
    Interest and dividend income                                        312,489        158,044
                                                                    -----------    -----------

        Investment income                                                34,502        527,202
                                                                    -----------    -----------

  Contributions:
    Employer (less forfeitures of $97,575 and $497, respectively)       127,448        162,121
    Participant                                                         301,696        277,702
    Rollovers                                                                           73,870
                                                                    -----------    -----------

       Total contributions                                              429,144        513,693
                                                                    -----------    -----------

       Total additions                                                  463,646      1,040,895
                                                                    -----------    -----------

DEDUCTIONS:
  Benefits paid to participants                                         437,272        582,721
  Administrative expenses                                                                8,784
  Transfer to Atchison Casting Corporation 401(k) Plan                  247,590
                                                                      ----------   -----------

       Total deductions                                                 684,862        591,505
                                                                    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                         (221,216)       449,390

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                    5,124,890      4,675,500
                                                                    -----------    -----------

 End of year                                                        $ 4,903,674    $ 5,124,890
                                                                    ===========    ===========


See notes to financial statements.

INVERNESS CASTINGS GROUP, INC.
HOURLY EMPLOYEES' RETIREMENT PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the Inverness Castings Group, Inc. Hourly Employees' Retirement Plan & Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan sponsored by Inverness Casting Group, Inc., a subsidiary of Atchison Casting Corporation, (the "Company" or the "Plan Sponsor"). Fidelity Management Trust Company ("Fidelity") served as the custodian of the Plan through August 3, 1999 at which time Prudential Investments ("Prudential") became the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     During 2000, the Plan transferred $247,590 to the Atchison Casting Corporation 401(k) Plan (the "Corporation Plan"), which represents the account balances of collectively bargained employees who became salaried employees and were subsequently transferred to the Corporation Plan.

     Eligibility and Participation - Collective bargaining employees are eligible for participation in the Plan after completing at least one full year of continuous service, provided that they meet the prescribed eligibility requirements set forth in the Plan document.

     Contributions - Plan participants may contribute up to 15% of their salary on a pre-tax basis, subject to certain Internal Revenue Code ("IRC") limitations. The Company makes annual contributions of specific amounts per participating employee, as established in the current collective bargaining agreement. The annual contributions for 2000 and 1999 were $162,620 and $161,975, respectively for the collective bargaining agreement.

     Effective January 1, 2000, the employees' union agreement requires for an employer match of 25% of a participant's pre-tax contribution, provided that such amount does not exceed 2% of a participant's compensation.

     Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of continuous service, as defined in the Plan document.

     Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential.

     During 2000 and 1999, investment options were as follows:

        o        MFS Massachusetts Investors Trust
        o        Prudential Government Income Fund
        o        Fidelity Advisor Equity Income Fund
        o        Van Kampen Emerging Growth Fund
        o        Prudential Stock Index Fund
        o        The Prudential Insurance Company of America Guaranteed Interest
                 Account
        o        AIM Balanced Fund
        o        Oppenheimer Global Fund
        o        Prudential Government Securities Trust - Money Market Series
        o        Prudential High Yield Fund
        o        Prudential Small Company Value Fund
        o        Franklin Convertible Securities Fund

     The following investment options were added during 2000:

        o        Prudential Jennison Growth Fund
        o        Fidelity Advisor Equity Growth Fund
        o        MFS Massachusetts Investors Growth
        o        Prudential Value Fund
        o        Atchison Casting Corporation Common Stock

     For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

     Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their elected deferral account balance. Loan terms range from 1 - 5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 6.95% - 10.5%. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits - Upon termination of service due to death, layoff, disability, hardship, termination or retirement, a participant may elect to receive either a lump sum amount equal to the value of the vested interest in his or her account, a form of single or joint and survivor life annuity, or annual installments. If a participant dies, the balance in his or her account becomes fully vested and payable to the beneficiary.

     Forfeitures - Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Forfeiture amounts of $97,575 and $497 were used to reduce subsequent employer contributions by the Plan Sponsor for 2000 and 1999, respectively.

     Expenses - Expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided by the Plan agreement.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition - The investments, excluding the guaranteed interest contract, are stated at fair values as determined by quoted market prices. Participant loans are stated at cost, which approximates market. See Note 3 regarding the valuation of guaranteed interest contracts.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits - Benefits are recorded when paid.

3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

     The Plan has applied the provisions of Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is fully benefit responsive. The Prudential contract for this Plan has been deemed to be fully benefit repsonsive, according to provisions of SOP 94-4. As such, the contracts are presented at contract value which approximates fair value, on the statement of net assets available for benefits as of December 31, 2000 and 1999. The crediting interest rates for the years ended December 31, 2000 and 1999 for the contract range from 4.85% - 5.90% and 5.95% - 6.35%, respectively. The crediting interest rate is reset upon the maturity of the contract.

4.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2000 and 1999 are as follows:


                                                                                      2000              1999


MFS Massachusetts Investors Trust                                                  $1,852,665        $2,451,344
Prudential Government Income Fund                                                     808,565           851,202
Fidelity Advisor Equity Income Fund                                                   590,050           591,358
AIM Balanced Fund                                                                     242,360           348,534
Van Kampen Emerging Growth Fund                                                       293,111
Prudential Stock Index Fund                                                           288,663
The Prudential Insurance Company of America Guaranteed
  Interest Account                                                                    269,050


     During 2000 and 1999, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(277,987) and $369,158, respectively.

6.   RELATED PARTIES

     Certain Plan investments are shares of mutual funds and a guaranteed interest contract managed by Prudential. Prudential is the custodian as defined by the Plan from August 4, 1999 through December 31, 2000 and, therefore, these transactions qualify as party-in-interest.

     Certain Plan investments held during 1999 were mutual funds and a common/collective trust held by Fidelity. Fidelity was the trustee as defined by the Plan through August 3, 1999, therefore, these transactions qualify as party-in-interest.

7.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.   TAX STATUS

     The Plan obtained a determination letter dated May 7, 1996, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the IRC. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC and that the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2000. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9.   NONEXEMPT TRANSACTION

     During the year ended December 31, 2000 employee deferrals of $43,601 were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor (the "DOL")) by the Plan Sponsor. This transaction was prohibited according to the provisions of the DOL. All such deferrals were subsequently remitted to the Trust by the Plan Sponsor.

10.  SUBSEQUENT EVENTS

     Effective January 1, 2001, the collective bargaining agreement for the Plan requires an employer match of 25% of a participant's pre-tax contribution, provided that such amount does not exceed 4% of a participant's compensation.

                                     ******

INVERNESS CASTINGS GROUP, INC. HOURLY EMPLOYEES RETIREMENT PLAN & TRUST

FORM 5500, SCHEDULE H, PART IV, LINES 4a and 4d  - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000

-------------------------------------------------------------------------------------------------------------------------------


            (a)                      (b)                        (c)                   (d)       (e)      (f)          (g)
                               Relationship of      Description of Transactions
                                Plan, Employer     Including Maturity Date, Rate                                   Expenses
        Identity of                or Other       of Interest, Collateral, Par or  Purchase   Selling   Lease    Incurred with
       Party Involved         Party-in-Interest           Maturity Value             Price     Price    Rental    Transaction


Inverness Casting            Plan Sponsor         Employee contributions not
  Group, Inc.                                       timely remitted to the Plan    $43,601*



(Table continued)
---------------------------------------------

----------------------------------------------


     (h)            (i)             (j)

                                  Net Gain
   Cost of      Current Value  (Loss) on Each
    Asset        of Asset       Transaction



   $ 43,601         $43,601



 *This represents the total amount of contributions that have been withheld from employees, but not remitted timely into trust by the Plan Sponsor.


INVERNESS CASTINGS GROUP, INC.
HOURLY EMPLOYEES' RETIREMENT PLAN & TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
  PURPOSES AT THE END OF YEAR
DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------


 (a)                            (b)                                    (c)                                      (d)
                                                        Description of Investment Including
                          Identity of Issue,              Maturity Date, Rate of Interest,                     Current
                  Borrower, Lessor or Similar Party      Collateral, Par or Maturity Value                     Value

      MFS Massachusetts Investors Trust                       Mutual fund
                                                                (92,541 shares)`                            $ 1,852,665

  *   Prudential Government Income Fund                       Mutual fund
                                                                (91,570 shares)                                 808,565

      Fidelity Advisor Equity Income Fund                     Mutual fund
                                                                (22,799 shares)                                 590,050

      Van Kampen Emerging Growth Fund                         Mutual fund
                                                                (4,669 shares)                                  293,111

  *   Prudential Stock Index Fund                             Mutual fund
                                                                (9,818 shares)                                  288,663

  *   The Prudential Insurance Company of America             Guaranteed Interest Account                       269,050

      AIM Balanced Fund                                       Mutual fund
                                                                (8,054 shares)                                  242,360

      Oppenheimer Global Fund                                 Mutual fund
                                                                (2,276 shares)                                  120,605

  *   Prudential Jennison Growth Fund                         Mutual Fund
                                                                (2,805 shares)                                   50,378

  *   Prudential Government Securities Trust -                Money market fund
        Money Market Series                                     (30,951 shares)                                  30,951


      Fidelity Advisor Equity Growth Fund                     Mutual Fund
                                                                (255 shares)                                     15,179

  *   Prudential High Yield Fund                              Mutual fund
                                                                (2,444 shares)                                   15,156

  *   Prudential Small Company Value Fund                     Mutual fund
                                                                (724 shares)                                      9,968

      Franklin Convertible Securities Fund                    Mutual fund
                                                                (655 shares)                                      9,719

      MFS Massachusetts Investors Growth                      Mutual Fund
                                                                (88 shares)                                       1,506

*     Prudential Value Fund                                   Mutual Fund
                                                                (37 shares)                                         676

  *   Various participants                                    Promissory notes, interest rates from
                                                                6.95% to 10.5%; maturity dates through
                                                                November 30, 2005                              213,986
                                                                                                               -------

                Total investments                                                                          $ 4,812,588
                                                                                                           ===========


  * Represents party-in-interest to the Plan.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            INVERNESS CASTINGS GROUP, INC.
                                            HOURLY EMPLOYEES RETIREMENT
                                            PLAN AND TRUST

Date  June 29, 2001                         By:  Atchison Casting Corporation,
      -------------                              the parent of Inverness
                                                 Castings Group, Inc., its
                                                 Administrator

                                            By:  /s/ Hugh Aiken
                                               --------------------------------
                                                     Hugh Aiken
                                                     Chairman and CEO

                                 EXHIBIT INDEX


EXHIBIT NUMBER         DESCRIPTION
--------------         -----------

23                     Consent of Deloitte & Touche LLP